SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
            Suspension of Duty to File Reports Under Sections 13 and
                             15(d) of the Securities
                              Exchange Act of 1934.

                         Commission File Number 1-10538

                             Gamma Biologicals, Inc.
             (Exact name of registrant as specified in its charter)

                     3700 Mangum Road, Houston, Texas 77092
                (713) 681-8481 (Address, including zip code, and
                     telephone number, including area code,
                  of registrant's principal executive offices)

                     Common Stock Par Value $0.01 Per Share
            (Title of each class of securities covered by this Form)

                                      None
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)     [X]               Rule 12h-3(b)(1)(ii)    [  ]
       Rule 12g-4(a)(1)(ii)    [  ]              Rule 12h-3(b)(2)(i)     [  ]
       Rule 12g-4(a)(2)(i)     [  ]              Rule 12h-3(b)(2)(ii)    [  ]
       Rule 12g-4(a)(2)(ii)    [  ]              Rule 15d-6              [  ]
       Rule 12h-3(b)(1)(i)     [  ]

                  Approximate number of holders of record as of
                     the certification or notice date: 238

         Pursuant to the requirements of the Securities Exchange Act of 1934, Gamma Biologicals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  December 18,  1998                        BY:  /s/ Edward L. Gallup
       ------------------                            ----------------------

                                Edward L. Gallup
                      President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.